Exhibit 99.2

INTERNET GOLD-GOLDEN LINES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Itzik Tadmor and Yaniv Salomon, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on June 15, 2017 at 3:00 p.m. (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 5250301, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Annual General Meeting, or the Proxy Statement, (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE RE-ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND EXTERNAL DIRECTORS IN ITEMS 2A AND 2B AND FOR ITEMS 3 THROUGH 5 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE HOLDINGS IN THE COMPANY OR THE VOTE REQUIRES THE APPROVAL OF THE PRIME MINISTER OF ISRAEL AND ISRAELI MINISTER OF COMMUNICATIONS (AS DESCRIBED IN THE PROXY STATEMENT).

IN ADDITION, VOTES CAST FOR ITEMS 2A, 2B, 3 AND 4 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNET GOLD-GOLDEN LINES LTD.

June 15, 2017

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND EXTERNAL DIRECTORS IN ITEMS 2A AND 2B AND FOR ITEMS 3, 4 AND 5. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect four directors for terms expiring at the Company’s 2018 Annual General Meeting of Shareholders.

NOMINEES:

	FOR	AGAINST	ABSTAIN

SHAUL ELOVITCH	☐	☐	☐
FELIX COHEN	☐	☐	☐
YOSSEF ELOVITCH	☐	☐	☐
ANAT WINNER	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you are (a) a controlling shareholder of the Company; or (b) do you have a personal interest in (as described in the Proxy Statement) in Items 2A, 2B, 3 and 4 on the proxy card.

(PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO, YOUR SHARES WILL NOT BE VOTED FOR THE PROPOSALS REQUIRING AN ADDITIONAL YES OR NO VOTE WITH RESPECT TO WHETHER YOU ARE CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST.)

2A.	To re-elect Mr. Dudi Ezra as an external director (as such term is defined in the Israeli Companies Law) for an additional three-year term to begin at the end of his current term and to grant him, if elected, an indemnification letter and inclusion in the Company’s directors’ and officers’ liability insurance and to approve the fees for his term of service as set forth in the proxy statement.

☐ FOR                 ☐ AGAINST               ☐ ABSTAIN

Do you have a personal interest in the re-election of Mr. Dudi Ezra (other than a personal interest unrelated to relationships with a controlling shareholder of the Company) or are you a controlling shareholder of the Company?

☐ YES            ☐ NO

2B.	To re-elect Ms. Shoshana Shidlo as an external director (as such term is defined in the Israeli Companies Law) for an additional three-year term to begin at the end of her current term and to grant her, if elected, an indemnification letter and inclusion in the Company’s directors’ and officers’ liability insurance and to approve the fees for her term of service as set forth in the proxy statement.

☐ FOR                 ☐ AGAINST               ☐ ABSTAIN

Do you have a personal interest in the re-election of Ms. Shoshana Shidlo (other than a personal interest unrelated to relationships with a controlling shareholder of the Company) or are you a controlling shareholder of the Company?

☐ YES            ☐ NO

3.	To approve the renewal of the indemnification letters for the Company’s officers and directors who are deemed controlling shareholders.

☐ FOR                 ☐ AGAINST               ☐ ABSTAIN

Are you a controlling shareholder or do you have a personal interest in the proposal to renew the indemnification letters for directors and officers who are considered controlling shareholders of the Company or related to them, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving an indemnification letter?

☐ YES            ☐ NO

4.	To approve the entry into a new Services Agreement with Eurocom Communications.

Are you a controlling shareholder or do you have a personal interest in the proposal to approve the entry into a new Services Agreement with Eurocom Communications?

☐ YES            ☐ NO

5.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2017, and to authorize the Company’s Board of Directors and its Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

☐ FOR                 ☐ AGAINST               ☐ ABSTAIN

6.	Do your holdings in the Company or vote on the Proposals above require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order, as defined in the Proxy Statement?

☐ YES            ☐ NO

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.